UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Results for Third Quarter and First Nine Months of 2021

Mexico City, October 27, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2021.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 5.8% as compared to the third quarter of 2020 and 1.5% as compared to the same period of 2019. This increase was driven mainly by strong volume growth in our territories in South America and Central America, as most of our markets continued to show sequential recovery. These effects were partially offset by flat volume performance in Mexico, driven mainly by unfavorable weather conditions during the quarter.
•	Total revenues increased 3.4%, while comparable revenues increased 8.8%, driven by volume growth, pricing initiatives, and favorable price-mix effects. These factors were partially offset by (i) unfavorable currency translation effects; (ii) a tough comparison base due to an entitlement to reclaim tax payments in Brazil; and (iii) a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. Total revenues declined 0.8% versus the same period of 2019.
•	Operating income decreased 9.0%, while on a comparable basis decreased 7.0%. This decline was driven mainly by a non-recurring tax income recognized during the third quarter of 2020 and by the normalization of certain operating expenses. These effects were partially offset by our favorable raw material hedging initiatives and the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. By normalizing the non-recurring tax effects, our operating income would have increased 6.3%. As compared to the same period of 2019, our operating income decreased 7.7%.
•	Majority net income increased 38.8%, as our third quarter 2020 included one-time non-operating expenses of Ps. 1,813 million, mainly related to the sale of our dairy joint venture Estrella Azul in Panama and an impairment recognized in Leão Alimentos, our non-carbonated beverage joint-venture in Brazil.
•	Earnings per share[1] were Ps. 0.20 (Earnings per unit were Ps. 1.63 and per ADS were Ps. 16.28.).

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2021
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2021	YTD 2021	3Q 2021	YTD 2021	3Q 2021	YTD 2021	3Q 2021	YTD 2021
As Reported	Consolidated	3.4%	4.5%	2.1%	5.5%	(9.0%)	9.2%	38.8%	39.0%
	Mexico & Central America	7.3%	6.6%	6.7%	8.2%	(1.6%)	10.4%
	South America	(1.9%)	1.4%	(5.6%)	0.6%	(20.6%)	6.4%

Comparable (2)	Consolidated	8.8%	11.1%	6.8%	11.3%	(7.0%)	13.3%
	Mexico & Central America	9.3%	8.4%	8.6%	9.8%	(0.5%)	11.5%
	South America	8.1%	15.5%	3.5%	14.3%	(17.4%)	17.5%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“For the third quarter, our focus on affordability and execution enabled us to deliver 5.8% year-on-year volume growth, 1.5% ahead of the volume we achieved during 2019. This performance reflects double-digit volume growth in South America, driven by outstanding performance in Colombia, Brazil, and Argentina. Notably, our stable volume performance in Mexico, due mainly to unfavorable weather, was offset by double-digit growth across all of our territories in Central America. On the profitability front, excluding one-time tax effects in Brazil, our revenue management initiatives together with our favorable raw material hedging strategies enabled us to protect our gross margin in the face of the challenging supply chain and input cost environment that is affecting industries worldwide. This allowed a normalized operating income to increase 6.3%.

Moreover, we continue taking important steps across all of our strategic fronts—from portfolio management to sustainable development. In Brazil, we continue to complement our beer portfolio, while in other markets, we began pilot testing additional categories as distribution opportunities. Finally, we are very proud to have successfully issued the first sustainability-linked bonds in the Mexican market, enabling us to align our financial strategy with ambitious water efficiency targets that are now public commitments. We are convinced that we have the right strategy and talent to continue positioning Coca-Cola FEMSA for continuous growth and success for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	Consistent with the enhancement of our cooperation framework with The Coca-Cola Company and our consumer-centric, multi-category strategy, Coca-Cola FEMSA is running pilot programs to test the distribution of leading spirits and consumer brands in Mexico and Brazil as well as the distribution of leading spirits brands and other alcoholic products in Colombia and Panama. We expect these pilot programs will enable us to assess and learn from new shopper and consumption occasions, and gather the necessary insights to strengthen our value proposition for retailers and consumers in the future. We expect this will complement our reach, joint consumer value proposition, and provide partners with a unique edge to communicate with target consumers. As these are currently pilot tests, further details will be provided in due course.

•	Following a favorable decision from Brazilian tax authorities, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in a non-recurring positive effect on its third quarter results, affecting mainly other operating revenues and other operating expenses, net. The total amount of non-recurrent tax effects in Brazil in the operating income for the third quarter of 2021 is Ps. 620 million as compared to Ps. 1,609 million during the same period of the previous year. This results in a net unfavorable amount of Ps. 989 million for the third quarter of 2021.

•	On August 11, 2021, the Company announced that its subsidiary in Brazil, reached an agreement in conjunction with Coca-Cola Andina, to acquire the Brazilian craft beer brand “Therezópolis”.

•	On September 16, 2021, the Company announced that its subsidiary Spal Indústria Brasileira de Bebidas S.A. and the Coca-Cola System in Brazil had signed an agreement to distribute Estrella Galicia beers in the country. This agreement is consistent with the Coca-Cola System’s long-term strategy to complement its beer portfolio in Brazil.

•	On September 21, 2021, the Company issued its first sustainability-linked bonds in the Mexican market for a total amount of Ps. 9,400 million. The Company priced bonds at a fixed rate of 7.36% (Mbono+0.34%) for an amount of Ps. 6,965 million due in 7 years, and bonds at a variable rate of TIIE + 0.05% for an amount of Ps. 2,435 million due in 5 years. As part of these bonds, the Company commits to achieve a water use ratio of 1.36 liters of water per liter of beverage produced by 2024 and 1.26 liters by 2026. In the event that such indicators are not met by the dates established in the pricing documents, the interest rate will increase by 25 basis points to remain at 7.61% and TIIE + 0.30%, respectively.

•	As of September 30, 2021, the Company had a cash position of more than Ps. 50 billion.

•	On November 3, 2021, Coca-Cola FEMSA will pay the second installment of the 2020 dividend approved for Ps. 0.63 per share (equivalent to Ps. 5.04 per unit).

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 2 of 16

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2021	3Q 2020	Δ%	Δ%
Total revenues	48,316	46,734	3.4%	8.8%
Gross profit	21,817	21,367	2.1%	6.8%
Operating income	6,476	7,119	(9.0%)	(7.0%)
Operating cash flow (2)	9,320	10,075	(7.5%)	(4.3%)

Volume increased 5.8% to 854.5 million unit cases, driven mainly by strong volume growth in Colombia, Brazil, Argentina, Guatemala, and the rest of our territories in Central America. This growth was partially offset by flat performance in Mexico, which was driven mainly by unfavorable weather conditions. Consolidated volume increased 1.5% versus our 2019 baseline.

Total revenues increased 3.4% to Ps. 48,316 million, driven mainly by volume growth, our pricing initiatives, and favorable price-mix effects across our markets. These effects were partially offset by unfavorable currency translation effects from all of our operating currencies, and a reduction in beer sales resulting from the partial transition of our beer portfolio in Brazil. Our total revenues increased despite a tough comparison base that included non-recurring other operating revenues related to an entitlement to reclaim tax payments in Brazil. On a comparable basis, total revenues would have increased 8.8%. Total revenues declined 0.8% versus the same period of 2019.

Gross profit increased 2.1% to Ps. 21,817 million, and gross margin contracted 50 basis points to 45.2%. This increase was due to favorable raw material hedging strategies, coupled with revenue management initiatives and the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. However, these effects were partially offset by an increase in raw material costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 6.8%. Gross profit increased 0.7% versus the third quarter of 2019.

Operating income decreased 9.0% to Ps. 6,476 million, and operating margin contracted 180 basis points to 13.4%. This decrease was driven mainly by the recognition of non-recurring tax effects in Brazil of Ps. 620 million as compared to Ps. 1,609 million recognized during the same period of the previous year, coupled with the normalization of certain operating expenses such as marketing, labor, and maintenance related to the reopening and increased mobility across most of our operations. These effects were partially offset by favorable top-line performance. On a comparable basis, operating income would have decreased 7.0%. Our operating income decreased 7.7% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 3 of 16

Comprehensive financing result recorded an expense of Ps. 1,030 million, compared to an expense of Ps. 1,421 million in the same period of 2020.

The Company recorded an interest expense of Ps. 1,613 million as compared to an expense of Ps. 1,701 million in the same period of 2020. This reduction was driven mainly by the payment of short-term financing incurred during the first quarter of 2020 and the payment of a Mexican Peso-denominated bond.

Additionally, the Company recorded a foreign exchange gain of Ps. 305 million as compared to a foreign exchange loss of Ps. 135 million recorded during the same period of 2020, as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the quarter.

These effects were partially offset by a loss in financial instruments of Ps. 42 million recorded during the quarter related to the increase in interest rates in Brazil.

Income tax as a percentage of income before taxes was 33.3% as compared to 33.7% during the same period of the previous year. This was driven mainly by the effect of the sale of Estrella Azul in the same period of 2020, partially offset by the effect of higher inflation recognized during the quarter.

Net income attributable to equity holders of the company reached Ps. 3,419 million as compared to Ps. 2,463 million during the same period of the previous year. This increase was driven mainly by the one-time non-operative expenses related to the sale of Estrella Azul in Panama and an impairment recognized in Leão Alimentos, our non-carbonated beverage joint venture in Brazil recorded during the same period of 2020. This effect was partially offset by other non-operating expenses of Ps. 296 million recognized during the quarter. Earnings per share1 were Ps. 0.20 (Earnings per unit were Ps. 1.63, and earnings per ADS were Ps. 16.28.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 4 of 16

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2021	YTD 2020	Δ%	Δ%
Total revenues	141,091	135,015	4.5%	11.1%
Gross profit	64,423	61,088	5.5%	11.3%
Operating income	19,620	17,973	9.2%	13.3%
Operating cash flow (2)	28,159	27,363	2.9%	7.7%

Volume increased 5.2% to 2,506.5 million unit cases in the first nine months of 2021 as compared to the same period of 2020, driven mainly by gradual recoveries and increases in mobility across our markets. Consolidated volume increased 1.1% as compared with the same period of 2019.

Total revenues increased 4.5% to Ps. 141,091 million in the first nine months of 2021 as compared to the same period of 2020, driven mainly by volume growth, coupled with our pricing initiatives and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies into Mexican Pesos. In addition, during the same period of 2020, we recorded non-recurring other operating revenues related to an entitlement to reclaim tax payments in Brazil. On a comparable basis, total revenues would have increased 11.1%. Total revenues declined 1.0% versus the same period of 2019.

Gross profit increased 5.5% to Ps. 64,423 million in the first nine months of 2021 as compared to the same period of 2020, and gross margin expanded 50 basis points to 45.7%. Our raw material hedging initiatives, cost efficiencies, favorable price-mix effects, and the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil were partially offset by an unfavorable currency hedging position and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 11.3%. Gross profit remained flat versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 5 of 16

Operating income increased 9.2% to Ps. 19,620 million in the first nine months of 2021 as compared to the same period of 2020, and operating margin expanded 60 basis points to 13.9%. This increase was driven mainly by operating expense efficiencies and an increase in gross profit. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations, coupled with unfavorable currency translation effects. On a comparable basis, operating income would have increased 13.3%. Our operating income increased 3.0% versus our 2019 baseline.

Comprehensive financing result recorded an expense of Ps. 3,477 million during the first nine months of 2021 compared to an expense of Ps. 4,889 million in the same period of 2020.

Interest expense, net, recorded a decrease during the first nine months of 2021, driven mainly by a one-time interest expense related to our successful debt refinancing initiatives during the first quarter of 2020, coupled with the payment of short-term financings during the first nine months of 2021 and a Mexican Peso-denominated bond. These short-term financings were a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

In addition, we recognized a gain in monetary position in inflationary subsidiaries of Ps. 433 million as compared to a gain of Ps. 288 million recorded during the same period of 2020.

These effects were partially offset by a lower foreign exchange gain of Ps. 149 million, as compared to a gain of Ps. 357 million registered during the same period of 2020, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 35.5% as compared to 32.3% during the first nine months of the previous year. This increase was driven mainly by the effect of higher inflation and the effects of certain changes on tax legislation where we operate offset by a reduction in impairments recognized as compared to the same period of 2020.

Net income attributable to equity holders of the company reached Ps. 9,893 million in the first nine months of 2021 as compared to Ps. 7,119 million during the same period of the previous year. This increase was driven mainly by an increase in operating income, coupled with lower financing costs and lower non-operative expenses mainly related to impairments recognized during the first nine months of 2020. Earnings per share1 were Ps. 0.59 (Earnings per unit were Ps. 4.71, and earnings per ADS were Ps. 47.09.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 6 of 16

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2021	3Q 2020	Δ%	Δ%
Total revenues	28,760	26,807	7.3%	9.3%
Gross profit	14,201	13,303	6.7%	8.6%
Operating income	4,265	4,336	(1.6%)	(0.5%)
Operating cash flow (2)	6,062	6,175	(1.8%)	(0.3%)

Volume increased 2.1% to 509.0 million unit cases, driven by double-digit growth in Guatemala, Panama, Nicaragua, and Costa Rica, partially offset by flat performance in Mexico, driven mainly by unfavorable weather conditions. Volume decreased 5.0% versus our 2019 baseline.

Total revenues increased 7.3% to Ps. 28,760 million, driven by volume growth, our pricing initiatives, and favorable price-mix effects. These effects were partially offset by an unfavorable currency translation effect from most of our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have increased 9.3%. Total revenues grew 2.1% versus the same period of 2019.

Gross profit increased 6.7% to Ps. 14,201 million, and gross margin contracted 20 basis points to 49.4%. This increase was driven mainly by our pricing initiatives, our raw material hedging strategies, and favorable price-mix effects. However, these factors were partially offset by higher concentrate costs in Mexico and an unfavorable currency hedging position. On a comparable basis, gross profit would have increased 8.6%. Gross profit increased 6.1% versus our 2019 baseline.

Operating income decreased 1.6% to Ps. 4,265 million, and operating margin contracted 140 basis points to 14.8%, driven mainly by the normalization of certain operating expenses such as marketing, labor, and maintenance as compared to the same period of 2020. On a comparable basis, operating income would have decreased 0.5%. Our operating income increased 4.1% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 7 of 16

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2021	3Q 2020	Δ%	Δ%
Total revenues	19,556	19,927	(1.9%)	8.1%
Gross profit	7,616	8,064	(5.6%)	3.5%
Operating income	2,211	2,783	(20.6%)	(17.4%)
Operating cash flow (2)	3,258	3,899	(16.5%)	(11.0%)

Volume increased 11.7% to 345.5 million unit cases, driven by strong volume growth of 26.8% in Colombia, 15.9% in Argentina, and 7.1% in Brazil. The division’s volume increased 12.7% versus our 2019 baseline.

Total revenues decreased 1.9% to Ps. 19,556 million. This decrease was driven mainly by a tough comparison base due to an entitlement to reclaim tax payments in Brazil, coupled with unfavorable currency translation effects resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso. In addition, the decrease was driven by a reduction in beer revenues as a result of the partial transition of our beer portfolio in Brazil. These effects were partially offset by our volume growth, pricing initiatives, and revenue management. On a comparable basis, total revenues would have increased 8.1%. Total revenues declined 4.8% versus the same period of 2019.

Gross profit decreased 5.6% to Ps. 7,616 million, and gross margin contracted 160 basis points to 38.9%. This margin contraction was driven mainly by the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs, higher sugar and freight costs, and the partial transition of our beer portfolio in Brazil. These effects were partially offset by favorable raw material hedging strategies and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. On a comparable basis, gross profit would have increased 3.5%. Gross profit decreased 8.0% versus our 2019 baseline.

Operating income decreased 20.6% to Ps. 2,211 million, resulting in a margin contraction of 270 basis points to 11.3%. This reduction was driven mainly by the normalization of marketing, labor, and maintenance expenses and the partial transition of our beer portfolio in Brazil. In addition, this decrease was driven by the recognition of non-recurring tax effects in Brazil of Ps. 620 million as compared to Ps. 1,609 million recognized during the same period of the previous year. These effects were partially offset by an operative foreign exchange gain. On a comparable basis, operating income would have decreased 17.4%. Operating income decreased 24.2% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 8 of 16

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 9 of 16

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 10 of 16

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,891.6		4,185.2		16.9%	16.9%	13,926.9	-	12,473.1		11.7%	11.7%
Volume (million unit cases)	854.5		807.9		5.8%	5.8%	2,506.5	-	2,382.2		5.2%	5.2%
Average price per unit case	52.94		51.17		3.5%		51.99	-	51.15		1.7%
Net revenues	47,916		45,248		5.9%		140,370	-	133,008		5.5%
Other operating revenues	399		1,486		-73.1%	-	721	0%	2,006		-64.1%	-
Total revenues (2)	48,316	100.0%	46,734	100.0%	3.4%	8.8%	141,091	100.0%	135,015	100.0%	4.5%	11.1%
Cost of goods sold	26,499	54.8%	25,367	54.3%	4.5%		76,668	54.3%	73,927	54.8%	3.7%
Gross profit	21,817	45.2%	21,367	45.7%	2.1%	6.8%	64,423	45.7%	61,088	45.2%	5.5%	11.3%
Operating expenses	15,530	32.1%	14,216	30.4%	9.2%		44,636	31.6%	42,320	31.3%	5.5%
Other operative expenses, net	(136)	-0.3%	3	0.0%	NA		232	0.2%	526	0.4%	-55.9%
Operative equity method (gain) loss in associates(3)	(53)	-0.1%	28	0.1%	NA		(64)	0.0%	270	0.2%	NA
Operating income (5)	6,476	13.4%	7,119	15.2%	-9.0%	-7.0%	19,620	13.9%	17,973	13.3%	9.2%	13.3%
Other non operative expenses, net	296	0.6%	1,813	3.9%	-83.7%		217	0.2%	2,804	2.1%	-92.3%
Non Operative equity method (gain) loss in associates (4)	(20)	0.0%	(15)	0.0%	37.6%		51	0.0%	(112)	-0.1%	NA
Interest expense	1,613		1,701		-5.2%	-	4,570	-	6,388		-28.5%
Interest income	202		298		-32.0%		562	0.0%	853		-34.0%
Interest expense, net	1,410		1,403		0.5%		4,007	0.0%	5,536		-27.6%
Foreign exchange loss (gain)	(305)		135		NA		(149)	0.0%	(357)		-58.4%
Loss (gain) on monetary position in inflationary subsidiries	(117)		(117)		0.5%	-	(433)	-	(288)		50.5%
Market value (gain) loss on financial instruments	42		(0)		NA		51	0.0%	(2)		NA
Comprehensive financing result	1,030		1,421		-27.6%		3,477	0.0%	4,889		-28.9%
Income before taxes	5,170		3,899		32.6%		15,876	0.0%	10,392		52.8%
Income taxes	1,697		1,320		28.5%	-	5,626	-	3,413		64.9%
Consolidated net income	3,473		2,579		34.7%	-	10,250	-	6,980		46.9%
Net income attributable to equity holders of the company	3,419	7.1%	2,463	5.3%	38.8%	44.0%	9,893	7.0%	7,119	5.3%	39.0%
Non-controlling interest	54	0.1%	116	0.2%	-53.6%		356	0.3%	(140)	-0.1%	NA

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	6,476	13.4%	7,119	15.2%	-9.0%		19,620	13.9%	17,973	13.3%	9.2%
Depreciation	2,202		2,281		-3.5%		6,640		6,853		-3.1%
Amortization and other operative non-cash charges	641		674		-4.9%		1,900		2,357		-19.4%
Operating cash flow (5)(6)	9,320	19.3%	10,075	21.6%	-7.5%	-4.3%	28,159	20.0%	27,363	20.3%	2.9%	7.7%
CAPEX	3,907		2,397		63.0%		8,224		6,262		31.3%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 11 of 16

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,619.0		2,408.9		8.7%	8.7%	7,793.6		7,351.8		6.0%	6.0%
Volume (million unit cases)	509.0		498.7		2.1%	2.1%	1,526.1		1,496.7		2.0%	2.0%
Average price per unit case	56.47		53.72		5.1%		55.67		53.22		4.6%
Net revenues	28,742		26,788				84,965		79,663
Other operating revenues	18		19				37		47
Total Revenues (2)	28,760	100.0%	26,807	100.0%	7.3%	9.3%	85,002	100.0%	79,711	100.0%	6.6%	8.4%
Cost of goods sold	14,560	50.6%	13,504	50.4%			42,554	50.1%	40,474	50.8%
Gross profit	14,201	49.4%	13,303	49.6%	6.7%	8.6%	42,448	49.9%	39,236	49.2%	8.2%	9.8%
Operating expenses	9,811	34.1%	8,860	33.1%			28,383	33.4%	26,046	32.7%
Other operative expenses, net	161	0.6%	96	0.4%			412	0.5%	610	0.8%
Operative equity method (gain) loss in associates (3)	(36)	-0.1%	11	0.0%			(106)	-0.1%	114	0.1%
Operating income (4)	4,265	14.8%	4,336	16.2%	-1.6%	-0.5%	13,759	16.2%	12,467	15.6%	10.4%	11.5%
Depreciation, amortization & other operating non-cash charges	1,797	6.2%	1,840	6.9%			5,287	6.2%	5,794	7.3%
Operating cash flow (4)(5)	6,062	21.1%	6,175	23.0%	-1.8%	-0.3%	19,046	22.4%	18,261	22.9%	4.3%	5.7%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,272.6		1,776.3		27.9%	27.9%	6,133.3		5,121.3		19.8%	19.8%
Volume (million unit cases)	345.5		309.3		11.7%	11.7%	980.4		885.5		10.7%	10.7%
Average price per unit case	45.23		47.05		-3.9%		49.00		47.64		2.9%
Net revenues	19,175		18,459				55,404		53,345
Other operating revenues	381		1,468				684		1,959
Total Revenues (2)	19,556	100.0%	19,927	100.0%	-1.9%	8.1%	56,088	100.0%	55,304	100.0%	1.4%	15.5%
Cost of goods sold	11,939	61.1%	11,863	59.5%			34,113	60.8%	33,452	60.5%
Gross profit	7,616	38.9%	8,064	40.5%	-5.6%	3.5%	21,975	39.2%	21,852	39.5%	0.6%	14.3%
Operating expenses	5,719	29.2%	5,356	26.9%			16,253	29.0%	16,274	29.4%
Other operative expenses, net	(297)	-1.5%	(92)	-0.5%			(180)	-0.3%	(85)	-0.2%
Operative equity method (gain) loss in associates (3)	(17)	-0.1%	17	0.1%			41	0.1%	156	0.3%
Operating income (4)	2,211	11.3%	2,783	14.0%	-20.6%	-17.4%	5,861	10.4%	5,506	10.0%	6.4%	17.5%
Depreciation, amortization & other operating non-cash charges	1,046	5.3%	1,116	5.6%			3,252	5.8%	3,596	6.5%
Operating cash flow (4)(5)	3,258	16.7%	3,899	19.6%	-16.5%	-11.0%	9,113	16.2%	9,102	16.5%	0.1%	12.2%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 12 of 16

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-21	Dec-20	% Var.	Liabilities & Equity	Sep-21	Dec-20	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	2,704	5,017	-46%
	50,088	43,497	15%	Suppliers	19,755	17,195	15%
Total accounts receivable	8,928	11,523	-23%	Short-term leasing Liabilities	558	560
Inventories	13,634	9,727	40%	Other current liabilities	25,409	20,073	27%
Other current assets	6,608	7,693	-14%	Total current liabilities	48,426	42,845	13%
Total current assets	79,259	72,440	9%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	82,690	82,461	0%
Property, plant and equipment	109,888	109,551	0%	Long Term Leasing Liabilities	838	746
Accumulated depreciation	(50,813)	(50,091)	1%	Other long-term liabilities	14,391	14,557	-1%
Total property, plant and equipment, net	59,076	59,460	-1%	Total liabilities	146,345	140,609	4%
Right of use assets	1,374	1,278	7%	Equity
Investment in shares	7,372	7,623	-3%	Non-controlling interest	5,917	5,583	6%
Intangible assets and other assets	102,542	103,971	-1%	Total controlling interest	116,828	116,874	0%
Other non-current assets	19,468	18,294	6%	Total equity	122,745	122,457	0%
Total Assets	269,090	263,066	2%	Total Liabilities and Equity	269,090	263,066	2%

	September 30, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	53.4%	9.5%	7.4%
U.S. Dollars	27.4%	0.0%	2.9%
Colombian Pesos	1.8%	0.0%	4.0%
Brazilian Reals	15.0%	55.5%	7.5%
Uruguayan Pesos	1.7%	0.0%	6.6%
Argentine Pesos	0.7%	0.0%	47.5%
Total Debt	100%	6.2%	6.4%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	32,542	42,194	-22.9%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.85	1.13
Operating cash flow/ Interest expense, net (1)	7.03	5.46
Capitalization (2)	41.5%	42.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 13 of 16

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2021					3Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	321.5	19.7	72.0	30.4	443.6	325.7	16.0	72.2	28.2	442.1	0.3%
Guatemala	29.5	1.0	-	2.1	32.6	27.2	0.8	-	1.1	29.1	12.2%
CAM South	27.1	1.6	0.1	4.0	32.8	23.5	1.0	0.1	2.9	27.5	19.5%
Mexico and Central America	378.2	22.3	72.1	36.4	509.0	376.4	17.8	72.3	32.2	498.64	2.1%
Colombia	59.8	7.6	3.9	6.0	77.2	50.8	3.3	3.7	3.0	60.9	26.8%
Brazil (3)	193.4	12.0	1.9	15.6	222.8	184.4	9.6	2.1	11.9	208.0	7.1%
Argentina	28.7	2.7	1.2	3.0	35.6	25.2	1.7	1.4	2.3	30.7	15.9%
Uruguay	8.6	1.0	-	0.2	9.8	8.7	0.8	-	0.1	9.6	1.8%
South America	290.4	23.3	6.9	24.8	345.5	269.2	15.5	7.3	17.3	309.3	11.7%
TOTAL	668.6	45.6	79.0	61.2	854.5	645.6	33.3	79.6	49.5	807.9	5.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2021					3Q 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,748.7	147.6		213.8	2,110.1	1,704.1	120.6		189.8	2,014.6	4.7%
Guatemala	229.3	10.7		22.0	262.0	195.3	7.8		10.8	213.9	22.5%
CAM South	195.0	10.1		41.7	246.9	147.8	6.3		26.4	180.5	36.8%
Mexico and Central America	2,173.1	168.4		277.5	2,619.0	2,047.3	134.7		227.0	2,408.9	8.7%
Colombia	408.7	82.0		56.8	547.5	295.7	39.0		26.1	360.7	51.8%
Brazil (3)	1,218.0	104.5		172.1	1,494.7	1,051.3	80.0		114.7	1,246.1	20.0%
Argentina	144.1	16.8		22.4	183.3	103.6	9.2		14.4	127.1	44.1%
Uruguay	41.5	4.0		1.7	47.2	38.2	3.1		1.1	42.4	11.3%
South America	1,812.3	207.3		253.0	2,272.6	1,488.7	131.3		156.3	1,776.3	27.9%
TOTAL	3,985.3	375.7		530.6	4,891.6	3,536.0	266.0		383.2	4,185.2	16.9%

Revenues
Expressed in million Mexican Pesos	3Q 2021	3Q 2020	Δ %
Mexico	23,657	22,103	7.0%
Guatemala	2,601	2,449	6.2%
CAM South	2,502	2,255	10.9%
Mexico and Central America	28,760	26,807	7.3%
Colombia	3,631	3,068	18.4%
Brazil (4)	13,322	14,752	-9.7%
Argentina	1,828	1,354	35.0%
Uruguay	775	753	2.8%
South America	19,556	19,927	-1.9%
TOTAL	48,316	46,734	3.4%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.2,683 million for the third quarter of 2021 and Ps.3,909 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 14 of 16

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2021					YTD 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	966.4	61.0	213.8	90.7	1,331.9	973.6	53.2	216.8	83.7	1,327.3	0.4%
Guatemala	87.7	3.0	-	5.2	95.9	77.8	3.0	-	5.2	86.0	11.6%
CAM South	81.7	4.7	0.4	11.6	98.2	72.8	5.0	0.4	11.6	89.8	9.4%
Mexico and Central America	1,135.8	68.6	214.1	107.5	1,526.1	1,124.0	59.3	217.2	96.1	1,496.7	2.0%
Colombia	167.6	18.0	11.3	14.7	211.7	147.5	11.7	12.4	9.0	180.7	17.2%
Brazil (3)	551.5	31.8	5.6	42.3	631.1	516.3	30.8	6.8	33.6	587.5	7.4%
Argentina	86.9	7.9	4.1	9.3	108.3	72.3	6.7	4.0	6.2	89.2	21.4%
Uruguay	25.6	3.3	-	0.5	29.4	25.1	2.7	-	0.3	28.2	4.2%
South America	831.6	61.0	21.1	66.8	980.4	761.2	52.0	23.2	49.1	885.5	10.7%
TOTAL	1,967.4	129.6	235.2	174.3	2,506.5	1,885.3	111.3	240.4	145.2	2,382.2	5.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2021					YTD 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	5,234.5	450.1		632.6	6,317.1	5,188.7	397.2		574.9	6,160.8	2.5%
Guatemala	672.4	30.7		53.6	756.6	542.7	23.9		26.8	593.4	27.5%
CAM South	572.5	30.3		117.1	719.9	479.4	24.5		93.7	597.6	20.5%
Mexico and Central America	6,479.3	511.1		803.2	7,793.6	6,210.8	445.6		695.4	7,351.8	6.0%
Colombia	1,101.5	195.7		133.1	1,430.3	880.4	143.7		80.2	1,104.3	29.5%
Brazil (3)	3,327.2	272.3		444.2	4,043.7	2,916.4	255.1		322.4	3,493.8	15.7%
Argentina	410.8	46.4		66.2	523.4	318.6	37.1		39.9	395.6	32.3%
Uruguay	118.6	12.3		5.0	135.9	112.2	11.7		3.6	127.6	6.5%
South America	4,958.1	526.7		648.5	6,133.3	4,227.6	447.6		446.1	5,121.3	19.8%
TOTAL	11,437.4	1,037.8		1,451.7	13,926.9	10,438.4	893.2		1,141.5	12,473.1	11.7%

Revenues
Expressed in million Mexican Pesos	YTD 2021	YTD 2020	Δ %
Mexico	69,905	65,673	6.4%
Guatemala	7,607	6,903	10.2%
CAM South	7,491	7,135	5.0%
Mexico and Central America	85,002	79,711	6.6%
Colombia	10,034	8,847	13.4%
Brazil (4)	38,493	40,126	-4.1%
Argentina	5,327	4,184	27.3%
Uruguay	2,234	2,147	4.1%
South America	56,088	55,304	1.4%
TOTAL	141,091	135,015	4.5%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 10,045 million for the first nine months of 2021 and Ps. 11,163 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 15 of 16

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q21	YTD
Mexico	5.87%	1.46%	4.81%
Colombia	4.46%	0.87%	4.02%
Brazil	9.80%	2.27%	6.03%
Argentina	48.27%	9.12%	35.89%
Costa Rica	2.15%	2.49%	1.26%
Panama	2.58%	0.37%	1.97%
Guatemala	4.07%	4.87%	1.63%
Nicaragua	5.00%	4.83%	3.63%
Uruguay	7.54%	2.12%	6.60%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q21	3Q20	Δ %	YTD 21	YTD 20	Δ %
Mexico	20.01	22.11	-9.5%	20.13	21.61	-6.8%
Colombia	3,846.74	3,733.60	3.0%	7.73	7.69	0.5%
Brazil	5.23	5.38	-2.8%	35.14	34.09	3.1%
Argentina	97.24	73.33	32.6%	620.59	574.89	7.9%
Costa Rica	624.59	594.32	5.1%	1.00	1.00	0.0%
Panama	1.00	1.00	0.0%	3,749.15	3,692.48	1.5%
Guatemala	7.74	7.72	0.2%	5.32	4.92	8.0%
Nicaragua	35.26	34.47	2.3%	95.00	64.59	47.1%
Uruguay	43.25	42.74	1.2%	43.67	41.36	5.6%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-21	Sep-20	Δ %	Jun-21	Jun-20	Δ %
Mexico	20.31	22.46	-9.6%	19.80	22.97	-13.8%
Colombia	3,834.68	3,878.94	-1.1%	3,756.67	3,758.91	-0.1%
Brazil	5.44	5.64	-3.6%	5.00	5.48	-8.7%
Argentina	98.74	76.18	29.6%	95.72	70.46	35.9%
Costa Rica	629.71	606.68	3.8%	621.92	583.49	6.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.73	7.79	-0.7%	7.74	7.70	0.6%
Nicaragua	35.34	34.60	2.2%	35.17	34.34	2.4%
Uruguay	42.94	42.58	0.9%	43.58	42.21	3.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: October 27, 2021